UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of March 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: March 29th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about March 29, 2004

Item 3. Press Release

March 29, Wellington, New Zealand

Item 4. Summary of Material Change

Oil and Gas Explorer, Austral Announces Schedule for Cheal-A3X and Prepares for Cardiff-2 Well

Wellington, New Zealand – March 29, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV: APX; OTCBB: APXYF; NZSX: APX).

Austral Pacific Energy Ltd announces that Cheal-A3X well will commence drilling on or about April 8, and will take two weeks to reach its target depth of 1700m (5,600 feet).

The Honeysuckle-1 and Miromiro-1 exploration wells in onshore Taranaki will follow Cheal-A3X.

The Company also announces that it is securing inventory and permits for the drilling of the Cardiff-2 appraisal/development well. The Cardiff Prospect is the largest of several deep gas targets within Austral’s onshore Taranaki permits. Other targets now defined for drilling include the Onaero North and Waitoriki Prospects, with several further targets requiring additional exploratory work before commitment to drilling.

These deep gas targets all have the potential to significantly address New Zealand’s burgeoning energy problems and gas supply squeeze; which are the subject of ongoing and intense concern and debate within industry, media and political circles. The recent New Zealand Petroleum Conference and this week’s National Power New Zealand conference are heavily focussed on this issue. Several recent relevant articles can be found in the NEWS section of Austral’s website www.austral-pacific.com

Item 5. Full Description of Material Change

Oil and Gas Explorer, Austral Announces Schedule for Cheal-A3X and Prepares for Cardiff-2 Well

Wellington, New Zealand – March 29, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV: APX; OTCBB: APXYF; NZSX: APX).

Austral Pacific Energy Ltd announces that Cheal-A3X well will commence drilling on or about April 8, and will take two weeks to reach its target depth of 1700m (5,600 feet). The well will test the Mt Messenger sands within the Cheal structure, and will also intersect the shallower Cheal oil and gas pay sands at a location updip and north of the existing two Cheal wells. The Cheal structure has been mapped as potentially covering an area of up to eight sq km ( 2,000 acres), and Cheal-A3X will play an important role in determining how development of the field will proceed.

The Honeysuckle-1 and Miromiro-1 exploration wells in onshore Taranaki will follow Cheal-A3X.

The Company also announces that it is securing inventory and permits for the drilling of the Cardiff-2 appraisal/development well. This well is planned for Third Quarter, 2004; and will drill to 4,900m (16,000 feet) to test an extensive set of gas charged reservoirs encountered below 4,000m (13,000 feet) in the Cardiff-1 well, drilled by Shell in 1990.

The Cardiff Prospect is the largest of several deep gas targets within Austral’s onshore Taranaki permits. Other targets now defined for drilling include the Onaero North and Waitoriki Prospects, with several further targets requiring additional exploratory work before commitment to drilling.

These deep gas targets all have the potential to significantly address New Zealand’s burgeoning energy problems and gas supply squeeze; which are the subject of ongoing and intense concern and debate within industry, media and political circles. The recent New Zealand Petroleum Conference and this week’s National Power New Zealand conference are heavily focussed on this issue. Several recent relevant articles can be found in the NEWS section of Austral’s website www.austral-pacific.com

CONTACT: Investor Relations : tel: 1 800 3043631 or +64 4 476 2529

Web site: http://www.Austral-Pacific.com Email: ir@austral-pacific.com

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

March 29, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Oil and Gas Explorer, Austral Announces Schedule for Cheal-A3X and Prepares for Cardiff-2 Well

Wellington, New Zealand – March 29, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV: APX; OTCBB: APXYF; NZSX: APX).

Austral Pacific Energy Ltd announces that Cheal-A3X well will commence drilling on or about April 8, and will take two weeks to reach its target depth of 1700m (5,600 feet). The well will test the Mt Messenger sands within the Cheal structure, and will also intersect the shallower Cheal oil and gas pay sands at a location updip and north of the existing two Cheal wells. The Cheal structure has been mapped as potentially covering an area of up to eight sq km ( 2,000 acres), and Cheal-A3X will play an important role in determining how development of the field will proceed.

The Honeysuckle-1 and Miromiro-1 exploration wells in onshore Taranaki will follow Cheal-A3X.

The Company also announces that it is securing inventory and permits for the drilling of the Cardiff-2 appraisal/development well. This well is planned for Third Quarter, 2004; and will drill to 4,900m (16,000 feet) to test an extensive set of gas charged reservoirs encountered below 4,000m (13,000 feet) in the Cardiff-1 well, drilled by Shell in 1990.

The Cardiff Prospect is the largest of several deep gas targets within Austral’s onshore Taranaki permits. Other targets now defined for drilling include the Onaero North and Waitoriki Prospects, with several further targets requiring additional exploratory work before commitment to drilling.

These deep gas targets all have the potential to significantly address New Zealand’s burgeoning energy problems and gas supply squeeze; which are the subject of ongoing and intense concern and debate within industry, media and political circles. The recent New Zealand Petroleum Conference and this week’s National Power New Zealand conference are heavily focussed on this issue. Several recent relevant articles can be found in the NEWS section of Austral’s website www.austral-pacific.com

CONTACT: Investor Relations: tel: 1 800 3043631 (USA/Canada) or +644 476 2529 (New Zealand)
Web site: http://www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.